STATE OF DELAWARE

CERTIFICATE OF TRUST

          This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:

First: The name of the trust is Valued Advisers Trust.

          Second: The name and address of the Registered Agent in the State of Delaware is: Capitol Services, Inc., 615 S. Dupont Hwy., Dover, DE 19901.

Third: The Statutory Trust is or will become prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq.).

Fourth: Notice of Limitation of Liabilities of Series. Notice is hereby given that pursuant to Section 3804 of the Act, the Trust is or may hereafter be constituted a series trust with one or more multiple portfolios or classes. The debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to any particular portfolio or class shall be enforceable against the assets of such portfolio or class only, and not against the assets of the Trust generally or of any other portfolio or class of the Trust, and none of the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to the Trust generally or other portfolios or class of the Trust shall be enforceable against the assets of such portfolio or class.

By:	_/s/ Anthony J. Ghoston_____
Name:	Anthony J. Ghoston
Title:	Initial Trustee

KC-1605833-1